OnCure Holdings, Inc.

18100 Von Karman Ave., Suite 450

Irvine, CA 92612

(949) 863-8820

January 27, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Jeffrey Riedler, Assistant Director

Re:	OnCure Holdings, Inc.
Registration Statement on Form S-4
Filed October 22, 2010
Registration No. 333-170100

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OnCure Holdings, Inc. (the “Company”) hereby request that the effectiveness of the Registration Statement on Form S-4, Registration No. 333-170100 (the “Registration Statement”), be accelerated to 3:00 p.m., Eastern Daylight Savings Time, on Thursday, January 27, 2011 or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company also acknowledges that:

•                                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please call Shayne Kennedy of Latham & Watkins LLP at (714) 755-8181.  Thank you in advance for your consideration.

Very truly yours,

OnCure Holdings, Inc.

By:	/s/ Timothy A. Peach
Timothy A. Peach
Chief Financial Officer & Treasurer